Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-1 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated May 3, 2019, relating to the consolidated balance sheets of Blue Hat Interactive Entertainment Technology and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2018, appearing in the Prospectus included in this Registration Statement on Form F-1 (No. 333-230051). We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

July 26, 2019